Part III: Manner of Operations

Item 19: Fees

a. **Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).**

All Subscribers are FINRA member broker-dealers. MOON charges Subscribers that remove liquidity on a per- executed-share-fee for trades executed on the ATS. For trades in securities greater than or equal to $1.00, the fee does not exceed $0.003 per executed share. For trades in securities less than $1.00, the fee does not exceed 0.3% of the transaction's notional value. All Subscribers are charged applicable pass-through fees, such as CAT and regulatory fees, which are tied to the media side of each transaction. As the executing party for all trades on MOON, the BDO reports a cross trade as the buyer and seller for trade reporting purposes (i.e., "Alternative #1" method under FINRA guidance). Because CAT fees apply only to the media side of the trade, MOON incurs charges on both sides of the cross. For each media trade reported to the TRF involving MOON, the BDO passes the allocated regulatory fees back to the Subscriber on the non-media side of the transaction. As previously referenced, the applicable fees are a pass through of the fees charged to the BDO, with no markup applied to Subscribers.

To subscribe to both ~~For~~ top-of-book (i.e., Level 1) and depth-of-book (i.e., Level 2) market data, OTCM charges a monthly fee between $2,000 for non-display license to $10,000 for a display and non-display license. ~~For depth-of-book (i.e., Level 2) market data, OTCM charges a monthly fee between $5,000 for a non-display license to $20,000 for a display and non-display license.~~ A display license permits for market data to be displayed on a screen or terminal, while a non-display license permits data to be used by systems or devices, but not displayed to end-users. All MOON Market Data Subscribers are eligible for potential discounts for those consuming a higher number of MOON or non-MOON-related market data products from OTCM.